Mail Stop 6010
Via Facsimile and U.S. Mail

March 10, 2006

Mr. Anthony R. Rubio
President
U.S. Medsys Corp.
411 Route 17 South
Hasbrouck Heights, New Jersey 07604

     Re: **US Medsys Corp.**
              Form 10-KSB for the fiscal year ended June 30, 2004
              File No. 000-27513

Dear Mr. Rubino:

     We have completed our review of your Form 10-KSB and have no further comments at this time.

                      Sincerely,

                      Kevin Woody